Exhibit 99.1

The table below specifies the date of transaction, the number of shares acquired, the weighted-average purchase price and the range of price per share of Common Stock of Strategic Hotels & Resorts, Inc. purchased by Cascade Investment, L.L.C. (“Cascade”) during the time specified.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
2/24/15	903,000	$12.7874	$12.5050 - $13.0000
2/25/15	932,000	$13.0551	$12.9850 - $13.1200
2/26/15	1,072,000	$13.0507	$12.9600 - $13.1200
2/27/15	2,002,600	$13.0386	$12.9700 - $13.1200